Exhibit 99.1

Naked Brand Group Limited Announces Milestone US$10.5 Million Amended Credit Facility with Bank of New Zealand

US$10.5 Million Amended Senior Secured Credit Facility Increases Liquidity to Fund Organic Growth and Address Near-Term Debt Maturities, Representing Key Non-Dilutive Financing Milestone in Strategic Turnaround

SYDNEY - March 12, 2020 -- Naked Brand Group Limited (Nasdaq: NAKD) (“Naked” or the “Company”), a global leader in intimate apparel and swimwear, has entered into a new, amended two-year credit facility agreement with its existing primary lender, The Bank of New Zealand (“BNZ”).

The terms of the new, amended agreement call for rolling the Company’s existing loan with BNZ into a new US$10.5 million senior secured credit facility, with a US$4.4 million amortization schedule, a 3.00% establishment fee and an annual line fee of 2.00% per annum on the facility limit. The new agreement is an amendment of a two-year facility originating in June 2016 and ending June 2019.

“We are pleased to announce this amended credit facility with the Bank of New Zealand, who has been a strong financial partner to Naked since 2016,” said Anna Johnson, Chief Executive Officer of Naked Brand Group. “This amended credit facility brings a new level of stability to the Company as we move through the final phases in our strategic turnaround plans – fortifying our balance sheet with the optionality of non-dilutive liquidity.

“Additionally, we have already amortized this loan down by US$2.1 million in just the last three months, an important, very exciting positive data point that supports the success of our strategic turnaround efforts. We sincerely appreciate the Bank of New Zealand’s continued financial support as we position the Company to achieve cash-flow breakeven operations and look forward to a long-term banking partnership,” concluded Johnson.

The Company’s brands include its flagship Bendon brand, as well as Fayreform, Pleasure State, Hickory, Lovable, Bendon Man, Davenport and the licensed Frederick’s of Hollywood brand. The Company sells these brands at 60 Bendon stores in Australia and New Zealand or online at www.bendonlingerie.com, as well as across multiple wholesale customers, distributors and ecommerce portals globally.

About Naked Brand Group Limited:

Naked Brand Group Limited (NASDAQ: NAKD) is a leading intimate apparel and swimwear company with a diverse portfolio of brands. The company designs, manufactures and markets a portfolio of 8 company-owned and licensed brands, catering to a broad cross-section of consumers and market segments. Brands include Bendon, Bendon Man, Davenport, Fayreform, Hickory, Lovable, Pleasure State and Fredericks of Hollywood. For more information please visit www.nakedbrands.com.

Forward-Looking Statements:

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts. Such statements may be, but need not be, identified by words such as ‘‘may,’’ ‘‘believe,’’ ‘‘anticipate,’’ ‘‘could,’’ ‘‘should,’’ ‘‘intend,’’ ‘‘plan,’’ ‘‘will,’’ ‘‘aim(s),’’ ‘‘ can,’’ ‘‘would,’’ ‘‘expect(s),’’ ‘‘estimate(s),’’ ‘‘project(s),’’ ‘‘forecast(s)’’, ‘‘ positioned,’’ ‘‘approximately,’’ ‘‘potential,’’ ‘‘goal,’’ ‘‘pro forma,’’ ‘‘strategy,’’ ‘‘outlook’’ and similar expressions. Examples of forward-looking statements include, among other things, statements regarding future financial performance, future cost savings, future growth in our business, future financing of our business, trends in our industry, product innovation, operational expansion, restructuring initiatives and continued trading in our securities on Nasdaq. All such forward-looking statements are based on management’s current beliefs, expectations and assumptions, and are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed or implied in this communication. Among the key factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements are the following: the risk that our restructuring initiative does not achieve the expected benefits; our ability to maintain sufficient inventory; the risk that we do not regain compliance with Nasdaq’s continued listing standards; difficulties in maintaining customer, supplier, employee, operational and strategic relationships; the possibility that a robust market for our shares may not develop; our ability to raise additional financing; our ability to anticipate consumer preferences; and the other risks and uncertainties set forth under ‘‘Risk Factors’’ in our Annual Report on Form 20-F for the fiscal year ended January 31, 2019, as amended. Further, investors should keep in mind that our revenue and profits can fluctuate materially depending on many factors. Accordingly, our revenue and profits in any particular fiscal period may not be indicative of future results. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise, except as required by law.

Investor Contact:

Chris Tyson

MZ North America

chris.tyson@mzgroup.us

949-491-8235